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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                      ------------------------------------
                                   Form 40-F

(Check One)
    [ ]      Registration statement pursuant to Section 12 of the
             Securities Exchange Act of 1934
             or
    [X]      Annual report pursuant to Section 13(a) or 15(d) of the
             Securities Exchange Act of 1934
             For the fiscal year ended December 31, 1998     Commission
             File Number 001-13475
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                      ------------------------------------
                     RITCHIE BROS. AUCTIONEERS INCORPORATED
             (Exact Name of Registrant as Specified in Its Charter)

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
       NOT APPLICABLE                      CANADA                      NOT APPLICABLE
(Translation of Registrant's         (Province or Other               (I.R.S. Employer
    Name Into English (if             Jurisdiction of            Identification Number (if
         Applicable)                  Incorporation or                  Applicable)
                                       Organization)

                                      7389
    (Primary Standard Industrial Classification Code Number (if Applicable)

    9200 BRIDGEPORT ROAD, RICHMOND, BRITISH COLUMBIA V6X 1S1  (604) 273-7564
   (Address and Telephone Number of Registrant's Principal Executive Offices)

   LAWCO OF OREGON, INC. 1211 S.W. FIFTH AVENUE, SUITE 1500, PORTLAND, OREGON
                           97204-3715  (503) 727-2000
 (Name, Address (Including Zip Code) and Telephone Number (Including Area Code)
                   of Agent For Service in the United States)

     Securities registered or to be registered pursuant to Section 12(b) of the
Act:

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
    TITLE OF EACH CLASS                           NAME OF EACH EXCHANGE ON WHICH REGISTERED
    -------------------                           -----------------------------------------
    Common Shares.............................    New York Stock Exchange
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     Securities registered or to be registered pursuant to Section 12(g) of the
Act:

                                 NOT APPLICABLE
                                (Title of Class)
     Securities for which there is a reporting obligation pursuant to Section
15(d) of the Act:

                                 NOT APPLICABLE
                                (Title of Class)
     For annual reports, indicate by check mark the information filed with this
Form:

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
[X] Annual information form                [X] Audited annual financial statements
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     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                           COMMON SHARES: 16,548,666

     Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Act. If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

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
Yes [ ] 82-                                No [X]
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     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

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
Yes [X]                                    No [ ]

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                 UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

                                   SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

                                          RITCHIE BROS. AUCTIONEERS INCORPORATED

                                          By: /s/ ROBERT S. ARMSTRONG
                                            ------------------------------------
                                            Name: Robert S. Armstrong
                                            Title: Corporate Secretary

Date: June 16, 1999
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                                 EXHIBIT INDEX

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
                                                                             SEQUENTIALLY
EXHIBIT NO.                           DESCRIPTION                           NUMBERED PAGES
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
     1.       Annual Information Form of the Registrant dated May 20, 1999
              (which includes management's discussion and analysis for the year ended December 31, 1998).
     2.       The following audited consolidated financial statements of the Registrant, together with the independent auditors'
              report dated February 26, 1999 of KPMG LLP, Chartered
              Accountants:
              a.   Consolidated Statements of Income for the year ended
                   December 31, 1998, for the eight months ended December
                   31, 1997 and the year ended April 30, 1997.
              b.   Consolidated Balance Sheets as of December 31, 1998 and
                   1997.
              c.   Consolidated Statements of Shareholders' Equity for the
                   year ended December 31, 1998, the eight months ended
                   December 31, 1997 and the year ended April 30, 1997.
              d.   Consolidated Statements of Cash Flows for the year
                   ended December 31, 1998, the eight months ended
                   December 31, 1997 and the year ended April 30, 1997.
              e.   Notes to Consolidated Financial Statements (which
                   includes reconciliation with United States generally
                   accepted accounting principles).
     3.       Consent dated June 16, 1999 of KPMG LLP, Chartered
              Accountants.
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